Exhibit 99.1

A DIVISION OF IGWT, ING.

February 4, 2015

Mr. Randy M. Griffin
Armada Oil, Inc.
5220 Spring Valley Rd. Suite 615
Dallas, TX 75254

Re:	Evaluation, January 1, 2015 SEC Parameters Woodson County Kansas

Dear Mr. Griffin,

I have undertaken an economic appraisal and 10% discount value determination of various properties operated by Armada Oil, Inc. located in Woodson County Kansas. The effective date of this appraisal is January 1, 2015. This report was prepared for Armada to fulfill SEC requirements. This report covers 100% of the reserves held by Armada. Information used was taken from records provided by Armada as well as public records. This review is for proved developed producing (PDP), as well as proved undeveloped (PUD) reserves. All assumptions, data, methods and procedures used are appropriate for the reports purpose. The economic assumptions are documented.  The possible effects of regulation on the ability to recover the estimated reserves are not expected to be significant. The reserve estimates are considered low risk. Unforeseen mechanical problems may influence recovery of the estimated reserves . This report was prepared using all methods and procedures deemed necessary.

The Karmann lease (KOOR 140967) produces from the Squirrel sand.  Total production in December 2014 was approximately .60 BOPD from seven wells or .086 BOPD per well.

The Light lease (KOOR 115784) produces from the Squirrel sand and Mississippi formations. Total production in December 2014 was approximately 13.48 BOPD from 11producing wells or 1.23 BOPD per well. If water flooding is planned, this is expected to improve production as it is implemented.

The Stockebrand lease (KOOR 101117) produces from the Squirrel sand. Total production in December 2014 was approximately .375 BOPD from four wells or .094 BOPD per well.

The Wingrave lease (KOOR 101072), which also includes the Wingrave Pasture property lease (KOOR 101073), produces from the Squirrel sand. Total production in December 2014 was approximately 43.19 BOPD from 97 producing wells or .45 BOPD per well. If water flooding is planned, this is expected to improve production as it is implemented.

PO BOX 550 ·ROSE HILL, KS 67133 •  PH 316·265·5800 •  FAX 316·265·6169
WWW.KLHOLLANDGASCONSULTING.COM

Proved undeveloped reserves have been added to various leases for planned 2015 development. The oil sales projections are based on analogous recoveries from recent wells drilled in the area. This new drilling is reported on separate economic runs from the proved producing reserves. A total of 60 new wells are projected to begin sales in 2015.

A projection of future cash flow was made using the following parameters:

Working Interest:	100%

Net Revenue Interest:	86.625%

Future Oil:	Producing trends were projected into the future.

Operating Costs:	Recent operating costs were averaged. These include ad valorem taxes. Costs were held constant on a cost/month/well. There is no overhead charge included in this operating cost estimate.

Oil Price:	The oil price used for 2015 and beyond is $88.81.

Taxes:	Kansas state conservation taxes are 91 mills per barrel sold. The Kansas Petroleum Marketing Assessment is .05% of revenue. These leases are exempt from Kansas Severance taxes.

Valuation:	Future cash flow using the above parameters was discounted at 10% to arrive at each value as of January 1, 2015.

The summary below reports for each  property; name, legal description, reserves, proved developed  producing value as well as proved undeveloped value.

ARMADA OIL, INC.

SEC PRICE AND OPERATING COST - NO ESCALATION

		PROVED DEVELOPED PRODUCING			PROVED UNDEVELOPED
		RESERVES		10% DISCOUNT RATE	RESERVES		10% DISCOUNT RATE
LEASE NAME	LEGAL DESCRIPTION	8/8THS	NRI	NRI	8/8THS	NRI	NRI
KARMANN	21-24S-16E, WOODSON CO, KS	260	230	$2,272	30,140	26,110	$641,490
LIGHT	1-24S-14E, WOODSON CO, KS	11,310	9,790	$547,213	90,450	78,350	$1,668,560
STOCKEBRAND	1-24S-14E, WOODSON CO, KS	0	0	$0	0	0	$0
WINGRAVE	16 & 17-24S-16 , WOODSON CO, KS	344,180	298,150	$4,956,255	241,130	208,880	$4,647,024
	TOTALS	355,750	308,170	$5,505,740	361,720	313,340	$6,957,075

The reserve estimates provided in this report were prepared using generally accepted evaluation practices. The economic runs attached are denoted as to the discount applied. The reserves reported are in accordance with definitions as stated in SEC Standards and Regulations S-X. See attached definitions sheet.

I have prepared this evaluation based on data available as of January 2015.  I make no representation that the projections made and valuations given will remain as stated.

/s/ Kenton L. Hupp

Kenton L. Hupp
Licensed Petroleum Engineer

KLH/mlh
Enclosure